Exhibit 21.01

SUBSIDIARIES

NAME OF THE SUBSIDIARY	STATE OF INCORPORATION

Adesso-Madden, Inc.	New York

Big Buddha, Inc.	California

Daniel M. Friedman & Associates, Inc.	New York

Diva Acquisition Corp.	Delaware

Steven Madden Retail, Inc.	Delaware

Stevies, Inc.	Delaware